EXHIBIT 99.1

PRESS RELEASE

Banro Announces Election of Directors

Toronto, Canada – June 27, 2014 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) announces that the six nominees listed in the Company’s management information circular for the annual and special meeting of shareholders of the Company (the "Meeting") held on Friday, June 27, 2014 were elected at the Meeting as directors of Banro.  The vote was conducted by a show of hands.  The detailed results of the votes received by proxy are set out below:

	Votes by Proxy
Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Richard W. Brissenden	146,829,821	99.49%	754,600	0.51%
John A. Clarke	122,114,250	82.74%	25,470,171	17.26%
Maurice J. Colson	110,707,674	75.01%	36,876,747	24.99%
Peter N. Cowley	101,718,564	68.92%	45,865,857	31.08%
Matthys J. Terblanche	147,073,875	99.65%	510,526	0.35%
Derrick H. Weyrauch	147,016,850	99.62%	567,571	0.38%

Voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine.  The Company's longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga.  The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.  Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company.  All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com,